

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2015

Iuldashkhan Umurzakov
President and Chief Executive Officer
Uvic Inc.
2235 E. Flamingo Rd., #100G
Las Vegas, NV 89119

> **Re:** **Uvic Inc.**
> **Registration Statement on Form S-1**
> **Filed May 8, 2015**
> **File No. 333-203997**

Dear Mr. Umurzakov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In your response letter, please provide a detailed analysis of whether you believe you are a shell company as defined in Securities Act Rule 405 of Regulation C. In particular, we note that your only asset consists of cash. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

Iuldashkhan Umurzakov
Uvic Inc.
June 3, 2015
Page 2

Prospectus Summary, page 3

2. We note reference in the summary to the Service Agreement. Please discuss the nature and material terms of this agreement here and in your Management's Discussion and business section.

The Offering, page 4

3. Given that this is a best-efforts, no minimum offering, please revise the gross proceeds line item to provide a range of possible proceeds to the company in the event that 10%, 25%, 50% and 100% of the securities being offered are sold.

Risk Factors

"We are solely dependent upon the funds…," page 6

4. Please state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

"Our executive officers do not reside…," page 9

5. Please revise the caption to this risk factor to identify a risk to stockholders.

"As an 'emerging growth company' under the JOBS Act, we are permitted…," page 9

6. Please revise the caption to this risk factor to identify a risk to stockholders. Also state that your election to take advantage of the extended transition periods for complying with new or revised accounting standards is irrevocable.

Use of Proceeds, page 13

7. Please revise to provide a range of possible outcomes that include scenarios in the event that 10% and 25% of the securities being offered are sold. This comment also applies to the Dilution disclosure on page 14 and the Estimated Expenses disclosure on page 19.

Management's Discussion and Analysis or Plan of Operation, page 14

8. We note your statement on page 15 that you have generated no revenue to date. You state elsewhere, however, that you have generated $1,307 in revenue to date. Please revise to resolve this discrepancy.

Plan of Operation, page 16

9.   Please provide a more detailed and granular discussion of each of your planned activities for the next 12 months and disclose what activities will be achievable at 10% and 25% subscription levels. Explain your plans for generating revenue and provide an estimated timeline of when you expect to generate revenue. Also disclose the challenges you anticipate in implementing your business plan.

Description of Business, page 20

10.   If true, please revise to state clearly that you have not yet developed the technology to support your proposed business and do not yet offer any of the proposed services.

Directors, Executive Officers, Promoter and Control Persons

Director Independence, page 24

11.   Please revise to avoid the implication that your common stock will be listed on the NASDAQ Global Market or that you will be subject to the NASDAQ rules.

Security Ownership of Certain Beneficial Owners and Management, page 26

12.   Please revise the beneficial ownership table to add a column to disclose the percent of the class beneficially owned. See Item 403 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

13.   Please explain why you selected an auditor who is located in New Delhi, India while your principal executive offices are located in Las Vegas, Nevada. Furthermore, please provide an explanation of how your auditor was able to perform the audit engagement in accordance with PCAOB standards given these differing locations.

14.   We note that the Report refers to financial statements for the periods beginning from an inception date of August 23, 2013; however, the inception date stated in your audited financial statements and the date of your incorporation is August 21, 2013. Please amend to include a revised Report, which refers to the appropriate financial statement periods. Refer to Rule 2-02(a) of Regulation S-X. Likewise, please amend your filing to include Exhibit 23.1 as revised with similar corrections.

Part II Information Not Required in the Prospectus

Item 16. Exhibits, page II-2

15.	Please file the form of any subscription agreement that you intend to use in connection with this offering as an exhibit to the registration statement.

16.	Please tell us what consideration you gave to filing as exhibits your office lease agreement and the agreement with a freelance web designer as disclosed on page 17. See item 601(b)(10) of Regulation S-K.

Exhibit 5.1

17.	Please delete the statement that the "opinion does not address or relate to any specific state securities laws." This statement is incorrect as counsel opines on the laws of the State of Nevada. Refer to Section II.B.3.c Staff Legal Bulletin 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Melissa Kindelan, Staff Accountant, at (202) 551- 3564 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3569, or in her absence, me at (202) 551-3456 with any other questions.

       Sincerely,

       /s/ Matthew Crispino

       Matthew Crispino
       Attorney-Advisor